Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Micromem Technologies Inc. Supplies Broadcast Airing Dates and Times for
     The Economic Report With Greg Gumbel

     <<
          CNN Headline News Airings To Take Place March 9, 10, and 14

                (xx)Segment Available on Micromem's Website(xx)
                -----------------------------------------------
     >>

     TORONTO & NEW YORK, Feb. 19 /CNW/ - Micromem Technologies Inc. (OTCBB:
MMTIF; CNSX: MRM) has received the broadcast dates and times for the Economic
Report segment with Greg Gumbel.

     <<
     The segment will broadcast on CNN Headline news during the following times:
     March 9: 9:54PM, New York
     March 10: 6:54AM & 8:54AM - New York
     March 14: 8:54AM, 9:24AM, 9:54AM, & 12:24PM - Greater Boston
     >>

     The segment, which features interviews with Micromem Technologies Inc.
CEO and President Joseph Fuda along with MASTInc President Steven Van Fleet, details how very fast, low power magnetic memory sensing devices can be applied across any number of sectors including: aerospace and defense, mining, consumer applications, healthcare/medical devices, and homeland security. To see the segment, please visit Micromem's website at http://micromeminc.com.
     Micromem will provide updates on future dates and times of airings as soon as those are made available.

     <<
     About The Economic Report
     -------------------------
     >>

     The Economic Report airs during the day on a variety of well-known news networks throughout the country. In a multi-dimensional format, Mr. Gumbel begins by introducing each new story and each show's theme, providing a sense of consistency throughout the segments. The stories educate viewers and provide new information that will impact their lives. With fresh content interlaced throughout each series, the show broadens perspectives, erases boundaries and opens up new avenues for progress and ideas for the audience.
Viewers will gain insight on opportunities for their families, businesses, lifestyles, and financial futures. In this way, The Economic Report can be a powerful engine of change. For more information visit
www.theeconomicreport.com.

     <<
     About Micromem and MASTInc
     --------------------------
     >>

     MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies
Inc., a publicly traded (OTCBB: MMTIF; CNSX: MRM) fables semiconductor company with headquarters in Toronto, Canada and an office in New York City. Micromem holds and continues to develop a broad-based patent portfolio of
Magnetoresistive Random Access Memory (MRAM) and magnetic sensor technologies.
Micromem's MRAM patents create a solution for performance driven, radiation hard, non-volatile memory applications. MASTInc is focused on business development efforts and is working on the launch of sensory products for use in both defense and consumer applications. Its first product, GC-0301, is far superior to the competition with over 200 V/T, making it one of the most sensitive hall sensors on the market without the need for external amplification. MASTInc is working with companies that have large-scale capabilities and expects to sign contracts in the coming quarters.

     Safe Harbor Statement

     This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include, our inability to obtain additional financing on acceptable terms, risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology, inability to compete with others who provide comparable products, the failure of our technology, inability to respond to consumer and technological demands, inability to replace significant customers; seasonal nature of our business and other risks detailed in our filings with the
Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate,"
"estimate," "project," "plan," "should," "intend," "may," "will," "would,"
"potential," and similar expressions may be used to identify forward-looking statements.

     <<
     The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

     Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
            : CNSX - Symbol: MRM

     Shares issued: 83,555,521
     SEC File No: 0-26005
     >>

     %SEDAR: 00004447E          %CIK: 0001085921

     /For further information: Micromem Technologies Inc., Jason Baun, (416)
364-2023, Chief Information Officer; Or The Investor Relations Group, Adam S.
Holdsworth, (212) 825-3210/
     (MRM. MMTIF)

CO:  Micromem Technologies Inc.

CNW 08:30e 19-FEB-09